Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated (dollars in thousands):

	Year ended December 31,
	2014	2013	2012	2011	2010
Fixed Charges:
Interest expense	$45,807	$39,152	$26,060	$32,724	$27,107
Capitalized interest	1,709	2,694	2,663	2,175	9,885
Amortization of public offering costs	1,740	2,143	1,146	2,050	3,835
Portion of rent expense representative of interest	3,303	4,864	3,986	4,028	3,343
Total fixed charges	$52,559	$48,853	$33,855	$40,977	$44,170

Earnings available for fixed charges:
Net income (loss) from continuing operations before income taxes	$(1,615,128)	$(808,679)	$119,484	$208,245	$(91,125)
Fixed charges above	52,559	48,853	33,855	40,977	44,170
Less interest capitalized	(1,709)	(2,694)	(2,663)	(2,175)	(9,885)
Current period amortization of capitalized interest	4,895	6,899	5,725	6,427	3,294
Total earnings available for fixed charges	(1,559,383)	(755,621)	156,401	253,474	(53,546)

Earnings sufficient (insufficient) to cover fixed charges	$(1,611,942)	$(804,474)	$122,546	$212,497	$(97,716)

Ratio of earnings to fixed charges	N/A	N/A	4.62x	6.18x	N/A

N/A - represents coverage ratio of less than 1.